

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 MAY 29 7:21

Our Ref. : EC/FL/GS/CPP/079/03



03022392

BY AIRMAIL

16th May, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated May 16, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Circular regarding the Proposed Renewal of the Scheme Mandate Under the Share Option Scheme and Amendments to the Bye-Laws
   Date : 16th May, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Our Ref. : EC/FL/GS/CPP/079/03

BY AIRMAIL

16th May, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Acknowledge received by:-

Name :
Date :

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (fax no. 2877 0863)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

PROPOSED RENEWAL OF THE SCHEME MANDATE UNDER THE SHARE OPTION SCHEME AND AMENDMENTS TO THE BYE-LAWS

A letter from the Board of C.P. Pokphand Co. Ltd. is set out on pages 4 to 8 of this circular.

A notice convening the Special General Meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 10th June, 2003 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of C.P. Pokphand Co. Ltd. convened for the same day and at the same place shall have concluded or been adjourned), is set out on pages 9 and 10 of this circular.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the said meeting or any adjourned meeting should you so wish.

16th May, 2003

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held on Tuesday, 10th June, 2003;
"Board"	the board of Directors or a duly authorized committee of the board of Directors;
"business day"	a day upon which the Stock Exchange is open for securities trading;
"Bye-laws"	the bye-laws of the Company;
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and The London Stock Exchange Limited;
"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such lower amount as may from time to time be specified in the Code on Takeovers and Mergers (approved by the Securities and Futures Commission as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or (ii) by means of controlling the composition of a majority of the Board; or (iii) by virtue of any powers conferred by the constitutional document of the Company or any other corporation, that the affairs of the Company are conducted in accordance with the wishes of such person;
"Directors"	the directors of the Company;

"Eligible Person" means:

(i) (a) any director (whether executive or non-executive, including any independent non-executive director), employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(iii) (a) any business or joint venture partner, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services incident to the business of the Company and/or its subsidiaries to,

(c) any investor, vendor, supplier, producer, developer, agent, licensor or service provider of,

(d) any customer, licensee (including any sub-licensee), wholesaler, retailer, trader or distributor of goods or services of,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group);

and, for the purposes of the Share Option Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of participants;

"Group"	the Company and any entity in which the Company, directly or indirectly, holds any equity interest;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	14th May, 2003, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Scheme Mandate"	the limit imposed under Rule 4(A) of the rules of the Share Option Scheme on the maximum number of Shares issuable upon the exercise of all options which may be granted under the Share Option Scheme and any other share option scheme of the Company, being 10% of the Shares in issue on the adoption date of the Share Option Scheme;
"Scheme Period"	the period commencing on the date on which the Share Option Scheme was adopted by Shareholders (i.e. 26th November, 2002) and expiring at the close of business on the day immediately preceding the tenth anniversary thereof;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Option Scheme"	the share option scheme of the Company adopted pursuant to an ordinary resolution of the Company passed on 26th November, 2002;
"Shareholders"	holders of Shares;
"Share(s)"	ordinary shares of US$0.05 each in the issued share capital of the Company;
"Special General Meeting"	the special general meeting of the Company to be held on 10th June, 2003 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day and at the same place shall have concluded or been adjourned), notice of which is set out on pages 9 and 10 of this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United States dollars, the lawful currency of the United States of America.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Jaran Chiaravanont
Mr. Montri Jiaravanont
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Prasert Poongkumarn
Mr. Min Tieanworn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Budiman Elkana*
Mr. Cheung Koon Yuet, Peter*

* *Independent non-executive Directors*

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

16th May, 2003

To Shareholders

Dear Sirs,

PROPOSED RENEWAL OF THE SCHEME MANDATE UNDER THE SHARE OPTION SCHEME AND AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The purpose of this circular is to provide you with information on, and to give you notice of the Special General Meeting at which resolutions will be proposed for the approval of (i) the renewal of the Scheme Mandate under the Share Option Scheme; and (ii) certain amendments to the Bye-laws.

RENEWAL OF THE SCHEME MANDATE

The Company adopted the Share Option Scheme on 26th November, 2002. The purpose of the Share Option Scheme is to enable the Board to grant options to Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group.

Under the rules of the Share Option Scheme:

(1) Subject to sub-paragraph (2) and (3) below, the maximum number of Shares issued and issuable upon exercise of all options granted and to be granted under the Share Option Scheme and any other share option schemes of the Company as from the commencement of the Scheme Period (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) must not in aggregate exceed the Scheme Mandate. The Shares underlying any options granted under the Share Option Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) are counted for the purpose of the Scheme Mandate.

(2) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares subject to the refreshed Scheme Mandate.

(3) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

Based on the total number of Shares in issue as at 26th November, 2002, being the adoption date of the Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all options granted and to be granted under the Share Option Scheme and any other share option schemes of the Company is 215,848,078 Shares.

As at the Latest Practicable Date, options carrying the rights to subscribe for up to a total 215,848,078 Shares, representing 10% of the Shares in issue as at the same date, have been fully granted under the Share Option Scheme, and none of these options has been exercised. Of

all the options granted under the Share Option Scheme, 133,524,035 of them have been granted to connected persons of the Company, particulars of which are as follows:

Name	No. of Shares issuable under the option granted	Percentage represented by no. of Shares issuable under the option granted out of total no. of Shares in issue on date of grant	Percentage of shareholding as at the Latest Practicable Date *(Note 1)*	Percentage of shareholding assuming exercise of option *(Note 2)*
Dhanin Chearavanont	12,800,000	0.59%	49.42%	49.72%
Sumet Jiaravanon	12,800,000	0.59%	49.42%	49.72%
Prasert Poongkumarn	21,584,807	1%	-	1%
Min Tieanworn	21,584,807	1%	-	1%
Thirayut Phitya-Isarakul	21,584,807	1%	-	1%
Thanakorn Seriburi	21,584,807	1%	-	1%
Veeravat Kanchanadul	21,584,807	1%	-	1%

Notes:

1. Based on shareholding interests (including deemed interests) as recorded in the register of interests in shares in or debentures of, or short position in shares in the relevant share capital of the Company or any associated corporation (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Section 347 of the SFO.

2. Based on the connected person's shareholding interests as at the Latest Practicable Date referred to as Note 1 above and assuming no issue of any new Shares by the Company except arising from the exercise of the connected person's option.

All requirements relating to granting options to connected persons under Rule 17.04 of the Listing Rules were duly complied with. Save as mentioned above, none of the options under the Share Option Scheme has been granted to any connected person of the Company.

Unless the Scheme Mandate is refreshed, no options may be granted under the Scheme Mandate. The Directors believe that their ability to grant new options to Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group is therefore restricted.

It is therefore proposed that, subject to the approval of the Shareholders at the Special General Meeting and fulfilment of other applicable requirements under the Listing Rules, the limit on the number of new options which may be granted by the Directors under the Share Option Scheme be refreshed to 10% of the Shares in issue at the date of the approval of the Shareholders at the Special General Meeting; options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of the calculation of the limit as refreshed.

If the Scheme Mandate is refreshed, on the basis of 2,158,480,786 Shares in issue as at the Latest Practicable Date and assuming that no further Shares will be issued prior to the date of Shareholders' approval of the refreshed Scheme Mandate, the maximum number of options that can be granted by the Company under the refreshed Scheme Mandate will be options under which 215,848,078 Shares will be issuable.

The renewal of the Scheme Mandate is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the refreshed Scheme Mandate at the Special General Meeting; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options granted under the refreshed Scheme Mandate.

Application has been made to the Stock Exchange for the listing of and permission to deal in any Shares, representing 10% of the Shares in issue at the Special General Meeting, which may fall to be issued upon the exercise of any options that may be granted under the refreshed Scheme Mandate.

AMENDMENTS TO THE BYE-LAWS

The SFO was enacted on 13th March, 2002 and has come into force on 1st April, 2003, replacing most of Hong Kong's current laws governing financial markets. To align the Bye-laws with the SFO, the Board proposes that certain provisions in the Bye-laws, as more particularly described in the notice of Special General Meeting, be amended to make references corresponding to the provisions in the SFO.

Under the current Bye-laws, the Directors are required to retire by rotation at every annual general meeting of the Company but are eligible for re-election of the same meeting. To simplify the procedural formalities at the Company's annual general meeting, it is proposed that the Bye-laws be amended to dispense with the provisions for the rotation and retirement of Directors at annual general meeting.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting is set out on pages 9 and 10 of this circular. The Special General Meeting is being convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the renewal of the Scheme Mandate under the Share Option Scheme and passing a special resolution to effect certain amendments to the Bye-laws.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the form of proxy to the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon

as possible, but in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending the Special General Meeting and voting in person should you so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained in this circular, the omission of which would make any statement in this circular misleading.

RECOMMENDATION

The Board believes that the renewal of the Scheme Mandate of the Share Option Scheme is in the best interests of the Company and Shareholders as a whole. The Board also supports the amendments to the Bye-laws.

Accordingly, the Board recommends you to vote in favour of each of the relevant resolutions to be proposed at the Special General Meeting.

AMENDMENT TO THE PROXY FORM FOR USE BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING

Reference is made to the annual report 2002 of the Company sent to you in April which includes a proxy form for use by Shareholders at the Annual General Meeting. Since Mr. Jaran Chiaravanont and Mr. Montri Jiaravanont have been appointed as Directors and Honorary Chairmen of the Company with effect from 28th April, 2003 and, in accordance with the Bye-laws, they are required to retire at the Annual General Meeting, the Board has decided to amend the aforesaid proxy form by including references to resolutions for their re-election. A new proxy form for use by Shareholders at the Annual General Meeting is enclosed with this circular and replaces the proxy form previously enclosed with the annual report 2002 of the Company, which will become invalid.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Share Option Scheme and the Bye-laws are available for inspection at the principal place of business of the Company in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong during normal business hours on any business day up to and including 10th June, 2003 and at the Special General Meeting.

Yours faithfully,
By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 10th June, 2003 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of the Company:

ORDINARY RESOLUTION

1. "**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in the Shares issuable upon exercise of the options to be granted pursuant to the authority hereby given, the board of directors of the Company be and hereby authorized to grant options under the share option scheme of the Company adopted on 26th November, 2002 pursuant to which Shares representing up to 10 per cent. of the number of Shares in issue as at the date of the passing of this resolution may be issued upon the exercise of such options (the "Refreshed Scheme Mandate") and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Refreshed Scheme Mandate."

SPECIAL RESOLUTION

2. "**THAT** the bye-laws of the Company (the "Bye-laws") be amended as follows:

   (A) By deleting the existing definition of "Clearing House" in Bye-law 1 and substituting therefor the following new definition:

   "Clearing House" shall mean a recognised clearing house within the meaning of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or, if the shares of the Company for the time being listed or quoted on a stock exchange, a clearing house or authorised share depository recognised by the laws of the jurisdiction in which such stock exchange is located;"

(B) By deleting the existing Bye-law 32 and substituting therefor the following new Bye-law 32:

"32. Subject to these Bye-laws and the Companies Act, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the stock exchange in the Relevant Territory or in any other form accepted by the Board and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

(C) By deleting the existing Bye-law 71 and substituting therefor the following new Bye-law 71:

"71. Any Member entitled to attend and vote at a meeting of the Company or a meeting of the Members of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at any meeting of the Company or at any meeting of the Members of any class of shares in the Company. A proxy need not be a Member."

(D) By deleting "but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting" from the existing Bye-law 77.

(E) By deleting "other than a Director retiring at the meeting" from the existing Bye-law 79.

(F) By replacing "Without prejudice to the provisions for retirement by rotation hereinafter contained, the" in Bye-law 81 by "The".

(G) By replacing the existing heading "Rotation of Directors" immediately before Bye-law 82 by "Directors".

(H) By deleting the existing Bye-law 82 and substituting therefor the following new Bye-law 82:

"82. Each Director shall hold office for the term, if any, fixed by any agreement approved by the Board or until his earlier death, resignation or removal."

(I) By deleting the existing Bye-laws 83, 84 and 85 in their entirety."

On behalf of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 16th May, 2003

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

NEW PROXY FORM FOR THE 2003 ANNUAL GENERAL MEETING

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________ shares of US$0.05 each in the capital of C.P. Pokphand Co. Ltd. (the "Company") hereby appoint[3] the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 10th June, 2003 at 9:30 a.m. for the purposes of considering and, if thought fit, passing the resolutions as set out in the Notice convening the said Meeting and at such Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
1. Resolution to adopt Audited Financial Statements and Reports of Directors and of Auditors		
2. Resolution to re-elect Mr Jaran Chiaravanont as Director		
3. Resolution to re-elect Mr Montri Jiaravanont as Director		
4. Resolution to re-elect Mr Sumet Jiaravanon as Director		
5. Resolution to re-elect Mr Prasert Poongkumarn as Director		
6. Resolution to re-elect Mr Min Tieanworn as Director		
7. Resolution to fix the number of Directors		
8. Resolution to appoint Ernst & Young as Auditors and authorise the Directors to fix the remuneration		
9. Resolution to grant to the Directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent. of the issued share capital of the Company		
10. Resolution to grant to the Directors a general mandate to repurchase not exceeding 10 per cent. of the issued share capital of the Company		
11. Resolution to extend the share allotment mandate by the addition thereto of the Company repurchased by the Company		

Dated this ____________ day of ____________ 2003 Signature[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST". Failure to complete the boxes will entitle your proxy to cast his vote at his discretion.**
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the said Meeting.
7. Any alteration made to this form of proxy must be initialled by the person who signs it.



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

二零零三年股東週年大會適用之新代表委任表格

本人／吾等[附註1] ______________________________

地址為 ______________________________

為卜蜂國際有限公司(「本公司」)股本中每股面值0.05美元股份[附註2] ______________ 股之登記持有人，

茲委任[附註3]會議主席或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零三年六月十日星期二上午九時三十分假座香港夏愨道十六號遠東金融中心二十一樓舉行之股東週年大會(及其一切續會)，並代表本人／吾等以本人／吾等之名義，依照下列指示就以下決議案投票，倘未有作出指示，則由本人／吾等之委任代表酌情投票。

		贊成[附註4]	反對[附註4]
1.	通過經審核財務報告及董事會與核數師報告書議案		
2.	重選謝正民先生為董事議案		
3.	重選謝大民先生為董事議案		
4.	重選謝中民先生為董事議案		
5.	重選盧岳勝先生為董事議案		
6.	重選張中民先生為董事議案		
7.	通過決定董事人數議案		
8.	委聘安永會計師事務所為核數師及授權董事會釐定其酬金議案		
9.	通過給予董事會一般授權配發、發行及處理不超過本公司已發行股本中百分之二十之新增股份議案		
10.	通過給予董事會一般授權回購不超過本公司已發行股本中百分之十之股份議案		
11.	通過擴大董事會配發股份之權力，把本公司回購之股份包括在公司發行股本之內議案		

日期：二零零三年 ____________ 月 ____________ 日　　簽署[附註5]：______________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將 閣下登記之股份數目填上。如 閣下未有填上股份數目，則本代表委任表格將被視作為與 閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「會議主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東。
4. **注意： 閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。 閣下如未有在欄內作出指示，則 閣下之受委代表有權酌情投票。**
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，倘股東為法人團體，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於會議指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓)，方為有效。
7. 本代表委任表格之每項更改，均須由簽署人簡簽。



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

FORM OF PROXY
FOR THE SPECIAL GENERAL MEETING
TO BE HELD ON 10TH JUNE, 2003

(or any adjournment thereof)

I/We[1] ____

of ____

being the registered holder(s) of[2] ____________________ share(s) of US$0.05 each in the capital of C.P. Pokphand Co. Ltd. (the "Company"), hereby appoint[3] the Chairman of the Special General Meeting (the "Meeting") or ____

of ____

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 10th June, 2003 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of C.P. Pokphand Co. Ltd. convened for the same day and at the same place shall have concluded or been adjourned), or any adjournment thereof, for the purpose of considering, if thought fit, passing with or without modifications, the proposed resolutions as set out in the Notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit and on any other resolution properly put to the Meeting.

RESOLUTIONS	FOR[4]	AGAINST[4]
1. To approve the ordinary resolution as set out in the Notice of the Meeting.		
2. To approve the special resolution as set out in the Notice of the Meeting.		

Dated this __________ day of ____________, 2003 Signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Special General Meeting (the "Meeting") or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST". Failure to complete the boxes will entitle your proxy to cast his vote at his discretion.**
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the said Meeting.
7. Any alteration made to this form of proxy must be initialled by the person who signs it.



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

二零零三年六月十日股東特別大會(或其任何續會)適用之代表委任表格

本人／吾等(附註一)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為卜蜂國際有限公司(「本公司」)股本中每股面值0.05美元股份(附註二)＿＿＿＿＿＿股

之登記持有人，茲委任(附註三)股東特別大會(「大會」)主席或＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零三年六月十日星期二上午九時四十五分(或緊隨卜蜂國際有限公司於同日及同地點召開之股東週年大會結束或延期後)假座香港夏慤道十六號遠東金融中心二十一樓舉行之大會(或其任何續會)，藉以考慮並酌情通過召開會議通告所載之決議案，並於大會上按下列指示代表本人／吾等名義就決議案(不論有否修訂)投票。如無任何指示，則本人／吾等之代表可自行酌情投票。本人／吾等之代表亦有權就循適當途徑於大會上提呈之任何其他事項自行酌情投票。

決議案	贊成(附註四)	反對(附註四)
1. 通過大會通告所載之普通決議案		
2. 通過大會通告所載之特別決議案		

日期：二零零三年＿＿＿＿月＿＿＿＿日　　簽署(附註五)：＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將　閣下登記之股份數目填上。如　閣下未有填上股份數目，則本代表委任表格將被視作為與　閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「股東特別大會(「大會」)主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東。
4. **注意：　閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。　閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。　閣下如未有在欄內作出指示，則　閣下之受委代表有權酌情投票。**
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，倘股東為法人團體，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於會議指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓)，方為有效。
7. 本代表委任表格之每項更改，均須由簽署人簡簽。

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司股份**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

建議更新購股權計劃之
計劃授權上限及
修訂細則

卜蜂國際有限公司之董事會函件載於本通函第4頁至第8頁。

卜蜂國際有限公司謹訂於二零零三年六月十日上午九時四十五分(或緊隨卜蜂國際有限公司於同日及同地點召開之股東週年大會結束或延期後)假座香港夏慤道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第9及第10頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席上述大會或其任何續會，並於會上投票。

二零零三年五月十六日

目　錄

頁次

釋 義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零三年六月十日星期二舉行之股東週年大會；
「董事會」	指	董事會或獲正式授權之董事委員會；
「營業日」	指	聯交所開市進行證券買賣之日子；
「細則」	指	本公司之細則；
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立，其股份於聯交所主板及倫敦證券交易所有限公司上市之有限公司；
「控權股東」	指	任何人士直接或間接擁有權力，確使本公司按其意願進行事務： (i) 持有股份從而給予該等人士行使或控制行使30%(或《收購守則》不時規定可觸發強制性公開要約所需之較低百份比(經證券及期貨事務監察委員會不時修訂並獲批准)或以上於本公司股東大會之投票權；或 (ii) 擁有董事會組成之大多數控制權；或 (iii) 擁有規管本公司或任何其他法人團體之規章文件所賦予之權力；
「董事」	指	本公司之董事；

「合資格人士」 指 (i) 在本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司任職之下列人士：

(a) 任何董事(不論執行或非執行，包括任何獨立非執行董事)、僱員(不論全職或兼職)，或

(b) 任何臨時調派之人士，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；或

(ii) 持有本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司所發行的任何證券之人士(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；或

(iii) 為本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司之

(a) 任何業務或合營夥伴、承包商、代理人或代表，

(b) 任何提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務予本公司及／或其附屬公司業務上之任何人士或團體，

(c) 任何投資者、出售者、供應商、生產商、發展商、代理人、授牌人或服務供應商，

(d) 任何顧客、持牌人(包括任何次持牌人)，批發商、零售商、貿易商或貨品或服務分銷商，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；

且就購股權計劃而言，包括由屬於上述任何類別之一位或以上參與者控制之任何公司；

「本集團」	指	本公司及任何由本公司直接或間接持有其股份權益之企業；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零三年五月十四日，確定本通函內所載資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「計劃授權上限」	指	根據購股權計劃規則第4(A)條所訂立因行使本公司購股權計劃及任何其他購股權計劃所授出購股權而予以發行之最多股份數量限額，佔採納購股權計劃當日已之發行股份之10%；
「計劃期間」	指	股東採納購股權計劃之日(即二零零二年十一月二十六日)起計至十週年之前一個營業日結束時屆滿之期間內；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「購股權計劃」	指	根據本公司於二零零二年十一月二十六日通過之普通決議案而採納之本公司購股權計劃；
「股東」	指	股份持有人；
「股份」	指	本公司已發行股本中每股0.05美元之股份；
「股東特別大會」	指	本公司將於二零零三年六月十日上午九時四十五分(或緊隨本公司於同日及同地點召開之股東週年大會結束或延期後)召開之股東特別大會，大會通告載於本通函第9及第10頁；
「聯交所」	指	香港聯合交易所有限公司；及
「美元」	指	美元，美國之法定貨幣。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

董事：	註冊辦事處：
謝正民先生	Cedar House
謝大民先生	41 Cedar Avenue
謝國民先生	Hamilton HM12
謝中民先生	Bermuda
盧岳勝先生	
張中民先生	主要營業地點：
李紹慶先生	香港
李紹祝先生	夏慤道十六號
Veeravat Kanchanadul先生	遠東金融中心
Budiman Elkana先生*	二十一樓
張冠粵先生*	

* 獨立非執行董事

敬啟者：

建議更新購股權計劃之
計劃授權上限及
修訂細則

緒言

本通函旨在向 閣下提供有關資料及送遞股東特別大會通告，藉以建議批准(i)更新購股權計劃之計劃授權上限；及(ii)修訂若干細則。

更新計劃授權上限

本公司於二零零二年十一月二十六日採納購股權計劃。購股權計劃旨在讓董事會可向合資格人士授出購股權，作為彼等對本集團所作的貢獻或潛在貢獻之獎勵或報酬。

根據購股權規則下：

(1) 除下文第(2)及(3)分段另有所指外，自計劃期間開始，因行使根據購股權計劃及本公司任何其他購股權計劃所授出及可予授出之所有購股權而發行及可予發行之最多股份總數(就此而言，概不包括根據購股權計劃或本公司任何其他購股權計劃條款下已失效之購股權)，合共不得超過計劃授權上限。根據購股權計劃或本公司任何其他購股權計劃下授出但已註銷之購股權(不包括已失效之購股權)所涉及之股份亦將計入計劃授權上限內。

(2) 計劃授權上限可於股東特別大會上尋求股東批准後，在任何時間更新。惟經更新之計劃授權之新上限不得超過尋求股東批准該經更新計劃授權上限當日已發行股份之10%。就計算經更新計劃授權上限所涉及之股份總數時，根據購股權計劃及本公司任何其他購股權計劃而已授出之購股權(包括根據購股權計劃及本公司任何其他購股權計劃條款下已行使、尚未行使、註銷及失效之購股權)將不計入該上限內。

(3) 因行使根據購股權計劃及本公司任何其他購股權計劃下授出而尚未行使之所有購股權而可予發行之股份總數，合共不得超過不時已發行股份之30%。

根據二零零二年十一月二十六日(採納購股權計劃當日)已發行股份之總數，按購股權計劃及本公司任何其他購股權計劃下授出及可予授出之所有購股權因悉數行使而予以發行之最多股份總數為215,848,078股股份。

於最後實際可行日期，根據購股權計劃有權認購215,848,078股股份(相等於該日已發行股份之10%)上限之購股權已悉數授出，而該等購股權尚未行使。根據購股權

計劃而授出予本公司關連人士之所有購股權共133,524,035股，詳情載列如下：

姓名	按授出購股權而可予發行股份數目	按授出購股權而可予發行股份數目佔授出購股權當日已發行股份之百份比	於最後實際可行日期佔股本之百份比 (附註 1)	假設行使購股權後所佔股本之百份比 (附註 2)
謝國民	12,800,000	0.59%	49.42%	49.72%
謝中民	12,800,000	0.59%	49.42%	49.72%
盧丘勝	21,584,807	1%	–	1%
張中民	21,584,807	1%	–	1%
李紹慶	21,584,807	1%	–	1%
李紹祝	21,584,807	1%	–	1%
Veeravat Kanchanadul	21,584,807	1%	–	1%

附註：

1. 根據期貨及證券條例第347條而須向本公司及聯交所申報之資料(按記錄於持有本公司或任何聯繫公司(期貨及證券條例之涵義)之權益或債權證之權益或其有關股份淡倉之登記冊)。

2. 根據上述附註1有關於最後實際可行日期時，關連人士之股份權益及假設本公司除關連人士行使購股權外，概無發行任何股份為基準。

根據上市規則第17.04條，本公司已符合授出購股權予關連人士之所有要求。除以上所述外，根據購股權計劃下授出之購股權，概無授予任何關連人士。

除非計劃授權上限獲更新，否則根據計劃授權上限，將不可再授出購股權。董事認為向指定合資格人士授出購股權，作為彼等對本集團所作貢獻或潛在貢獻之獎勵或報酬之能力將受限制。

因此，董事建議(須待股東於股東特別大會上批准及符合上市規則之其他要求後)根據購股權計劃下可由董事授出新購股權之上限將更新至尋求股東於股東特別大會上批准當日已發行股份之10%。根據購股權計劃及本公司任何其他購股權計劃下已授出之購股權(包括根據購股權計劃或本公司任何其他購股權計劃條款下已行使、尚未行使、註銷及失效之購股權)，將不會計入更新計劃授權上限內。

倘若計劃授權上限獲更新，於最後實際可行日期以2,158,480,786股股份為基準及假設至股東批准更新計劃授權上限前並無發行任何股份，本公司可根據更新計劃授權上限授出之最多購股權數目，將可予發行最多215,848,078股股份。

更新計劃授權上限須待下列條件達成後，方可作實：

(a) 股東於股東特別大會上通過一項普通決議案，批准更新計劃授權上限；及

(b) 聯交所批准根據更新計劃授權上限授出之購股權獲行使而予以發行之股份上市及買賣。

本公司已向聯交所申請批准因行使根據更新計劃授權上限授出而予以發行之任何股份(相等於股東特別大會當日已發行股份之10%)上市及買賣。

修訂細則

於二零零二年三月十三日制訂之期貨及證券條例已於二零零三年四月一日生效，並取替現時大部份監管金融市場之香港法例。為使細則與期貨及證券條例一致，董事會建議修訂細則內若干條款以配合期貨及證券條例之條款，詳細資料載於股東特別大會通告內。

根據現時細則，董事須於本公司每年度之股東週年大會上卸任輪選，及可於同一大會上重選。為簡化本公司於股東週年大會之程序，乃建議修訂有關於股東週年大會免除董事輪選及卸任之條款細則。

股東特別大會

召開股東特別大會之通告載於本通函第9及第10頁。股東特別大會旨在考慮並酌情通過及批准更新根據購股權計劃之計劃授權上限之一項普通決議案及修訂若干細則之一項特別決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席股東特別大會，敬請依照表格上之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記處香港中央證券有限

公司(地址為香港皇后大道東一八三號合和中心十七樓)。填妥及交回代表委任表格後，　閣下仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

責任聲明

本通函包括遵照上市規則就本公司之資料提供詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實致令本通函任何內容有所誤導。

推薦意見

董事會相信更新購股權計劃之計劃授權上限對本公司及股東整體而言最為有利。董事會亦支持修訂細則。

故此，董事會建議　閣下於股東特別大會上投票贊成動議之有關決議案。

修訂供股東備用之股東週年大會代表委任表格

茲參照本公司於四月份寄予　閣下之二零零二年年報，其中有一份供股東備用之股東週年大會代表委任表格。由於謝正民先生及謝大民先生於二零零三年四月二十八日被委任為本公司之董事及名譽董事長，根據細則，彼等須於股東週年大會上卸任。董事會決定修訂上述之代表委任表格，並包含有關膺選之決議案。茲隨附適用於股東週年大會之新代表委任表格予股東備用，並取替本公司二零零二年年報內隨附之代表委任表格(將作廢)。

備查文件

購股權計劃及細則之印本可於直至二零零三年六月十日止(包括該日)之一般辦公時間內於本公司之主要營業地點地址為香港夏慤道十六號遠東金融中心二十一樓及在股東特別大會上查閱。

此致

列位股東　台照

承董事會命
董事長及首席執行長
謝國民
謹啟

二零零三年五月十六日



卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

茲通告卜蜂國際有限公司（「本公司」）謹訂於二零零三年六月十日上午九時四十五分（或緊隨本公司於同日及同地點召開之股東週年大會結束或延期後）假座香港夏愨道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案（無論有否修訂）：

普通決議案

1. 「**動議**待香港聯合交易所有限公司（「聯交所」）上市委員會同意批准根據獲授權授出之購股權於行使時而予以發行之股份上市及買賣後，授權本公司董事會可根據本公司於二零零二年十一月二十六日採納之購股權計劃授出購股權。據此，因行使該等購股權而予以發行最多為通過該決議案當日已發行股份數目之10%股份（「更新計劃授權上限」）及作出一切行動及進行認為必要及適當之所有交易、安排及協議，以全面實行更新計劃授權上限。」

特別決議案

2. 「**動議**修訂本公司之細則（「細則」）如下：

   (A) 將現時細則第1條中「結算所」之定義刪去，並以下列之新定義取代：

   「「結算所」之定義乃指《證券及期貨條例》（香港法例第571章）附表1所定義之認可結算所，或如本公司之股份於證券交易所上市，則依照有關地區之證券交易所之法例管轄之認可結算所或獲授權之股份證券行；」

(B) 將現時細則第32條刪去，並以下列之新細則第32條取代：

「32. 根據此細則及公司法，任何股東可透過一般或普通形式的書面轉讓文件(或有關地區證券交易所規定之表格)或董事會認可之任何表格轉售其全部或部份股份，並可親自簽署或如轉讓人或承讓人乃結算所或其代理人，可親自簽署或以機器蓋印簽署或由董事會不時批准之其他形式簽署。」

(C) 將現時細則第71條刪去，並以下列之新細則第71條取代：

「71. 凡有權出席本公司大會或本公司任何股份類別之股東大會並可於會上投票之任何股東，均有權委任其他人士代表出席。凡持有兩股或以上股份之股東，均有權委任一位或多位人士代表出席本公司之大會或本公司任何股份類別之股東大會，代表持有人投票。委任代表毋須為本公司之股東。」

(D) 將現時細則第77條「但將不可用作計算須於該會上卸任輪選之董事或董事人數」刪去。

(E) 將現時細則第79條「除一位董事須於會上卸任」刪去。

(F) 將細則第81條「於不損其後所載輪選之條款下」刪去，並以「該」代替。

(G) 將細則第82條前之標題「董事輪選」以「董事」代替。

(H) 將現時細則第82條刪去，並以下列之新細則第82條取代：

「82. 每位董事之出任期將依照董事會批准之合約(如有)而釐訂，或直至其辭世、辭職或被免任」。

(I) 將現時細則第83、84及85條之內容全部刪去。」

承董事會命
公司秘書
蔡綺媚

香港，二零零三年五月十六日

附註：

1. 隨附大會適用之代表委任表格及本通告將寄發予股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘若委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親身出席大會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親身或委派代表)，猶如彼為唯一有權投票者，惟倘若超過一位聯名持有人親身或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親身或委派代表)。